Rule 424(b)(3)
Registration No. 333-132201

Amended Pricing Supplement dated April 30, 2007
(amends the Pricing Supplement dated April 18, 2007)
To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Floating Rate Curve Steepening Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PE36

Principal Amount (in Specified Currency): $80,000,000
Issue Price: 100%
Trade Date: April 18, 2007
Original Issue Date: May 2, 2007
Stated Maturity Date: May 4, 2022

Initial Interest Rate: 10.0%
Interest Rate: See "Additional Terms of the Notes"
Interest Payment Period: Quarterly
Interest Payment Dates: The 4th of February, May, August and November of each year, commencing August 4, 2007

Net Proceeds to Issuer: 100%
Agent's Discount or Commission: 0.0%
Agent: Merrill Lynch, Pierce, Fenner & Smith Incorporated
Agent's Capacity: Principal

Calculation Agent: Merrill Lynch Capital Services

Day Count Convention: 30/360
Business Day Convention: Following (no adjustment for interest period end dates)

Redemption: TMCC has the right to redeem the Notes in whole but not in part at par on the Redemption Dates and subject to the Notice of Redemption
Redemption Dates: The 4th of February, May, August and November of each year, commencing May 4, 2009
Notice of Redemption: Not less than 10 calendar days prior to a Redemption Date

Repayment: Not Applicable
Optional Repayment Date(s): Not Applicable
Repayment Price: Not Applicable

Original Issue Discount: Yes
Total Projected Contingent OID: $66,231,812.08
Yield to Maturity: Contingent
Initial Accrual Period: May 2, 2007 to but excluding May 3, 2007

Specified Currency: U.S. dollars
Minimum Denominations: $1,000
Form of Note: Book-entry only


ADDITIONAL TERMS OF THE NOTES
Interest

       The Notes will bear interest from and including the Original Issue Date to but excluding the Interest Payment Date on May 4, 2009 at the Initial Interest Rate. The Notes will bear interest from and including the Interest Payment Date on May 4, 2009 and each Interest Payment Date thereafter to but excluding the following Interest Payment Date (or Maturity, as applicable) (each, an "Interest Calculation Period," and collectively the "Floating Interest Rate Period") at a rate equal to the greater of (i) 0.0% and (ii) a rate calculated in accordance with the following formula:

50 x (30-Year CMS Rate minus 10-Year CMS Rate)

Where:

"30-Year CMS Rate" is the rate for U.S. dollar swaps with a constant maturity of 30 years, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time on the applicable Interest Determination Date; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then the 30-Year CMS Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner; and

"10-Year CMS Rate" is the rate for U.S. dollar swaps with a constant maturity of 10 years, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time on the applicable Interest Determination Date; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then the 10-Year CMS Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

       "Interest Determination Date" means the second New York Business Day (as that term is defined in the Prospectus Supplement) preceding the first day of each applicable Interest Calculation Period.

RISK FACTORS
       Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 30-Year CMS Rate and the 10-Year CMS Rate, and other events that are difficult to predict and beyond TMCC's control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes During the Floating
Rate Interest Period Is Uncertain And Could Be 0.0%.

       The 30-Year CMS Rate and the 10-Year CMS Rate are floating rates. During the Floating Rate Interest Period, the Notes will bear interest with respect to any Interest Calculation Period based on a multiple of the difference between the 30-Year CMS Rate and the 10-Year CMS Rate, as determined on the related Interest Determination Date. The Notes will bear interest at a rate of 0.0% per annum with respect to any Interest Calculation Period with respect to which the 10-Year CMS Rate is greater than or equal to the 30-Year CMS Rate, as determined on the related Interest Determination Date.

During the Floating Rate Interest Period, The Yield On The Notes
May Be Lower Than The Yield On A Standard Debt Security Of
Comparable Maturity.

       During the Floating Rate Interest Period, the Notes will bear interest with respect to any Interest Calculation Period based on a multiple of the difference between the 30-Year CMS Rate and the 10-Year CMS Rate, as determined on the related Interest Determination Date. The Notes will bear interest at a rate of 0.0% per annum with respect to any Interest Calculation Period with respect to which the 10-Year CMS Rate is greater than or equal to the 30-Year CMS Rate, as determined on the related Interest Determination Date. As a result, if on any Interest Determination Date the difference between the 30-Year CMS Rate and the 10-Year CMS Rate is small, or the 10-Year CMS Rate is greater than or equal to the 30-Year CMS Rate, the effective yield on the Notes with respect to the related Interest Calculation Period during the Floating Rate Interest Period will be less than what would be payable on conventional, floating-rate redeemable notes of TMCC of comparable maturity.

Secondary Trading May Be Limited.

       The Notes will not be listed on an organized securities exchange. There may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow a holder to trade or sell Notes easily.

The Price At Which The Notes May Be Resold Prior To Maturity Will
Depend On A Number Of Factors And May Be Substantially Less Than
The Amount For Which They Were Originally Purchased.

       TMCC believes that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, fluctuations in the 30-Year CMS Rate and the 10-Year CMS Rate, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

*	The market value of the Notes at any time during the Floating Rate
Interest Period might be affected by changes in the 30-Year CMS Rate and the 10-Year CMS Rate. For example, a decrease in the 30-Year CMS
Rate rates combined with either an increase or no change in the 10-
Year CMS Rate rates could cause a decrease in the market value of the Notes. Conversely, although an increase in the 30-Year CMS Rate relative to the 10-Year CMS Rate could cause an increase in the market value of the Notes, it would also increase the likelihood of the Notes being redeemed. The 30-Year CMS Rate and the 10-Year CMS
Rate themselves will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the mid-market semi-annual swap rates in particular.

*	Volatility is the term used to describe the size and frequency of market fluctuations. During the Floating Rate Interest Period, if the volatility of 30-Year CMS Rate and 10-Year CMS Rate rates increases, the market value of the Notes may decrease.

The impact of one of the factors specified above may offset some or all of any change in the market value of the Notes attributable to another factor.

       In general, assuming all relevant factors are held constant, TMCC expects that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the Floating Rate Interest Period than if it occurs earlier in Floating Rate Interest Period.

The Historical Performance Of The 30-Year CMS Rate and the 10-
Year CMS Rate Is Not An Indication Of The Future Performance Of
The 30-Year CMS Rate and the 10-Year CMS Rate.

       The historical performance of the 30-Year CMS Rate and the 10-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and the 10-Year CMS Rate during the term of the Notes. During the Floating Rate Interest Period, changes in the 30-Year CMS Rate and the 10-Year CMS Rate rates will affect the trading price of the Notes, but it is impossible to predict whether the 30-Year CMS Rate or the 10-Year CMS Rate will rise or fall.

UNITED STATES FEDERAL INCOME TAXATION
       The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary primarily concerns U.S. Holders (as defined in the Prospectus Supplement) who purchase the Notes on the Original Issue Date at the Issue Price and hold the Notes as capital assets, and does not deal with special classes of holders such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, persons who hold the Notes as a "straddle" or a "hedge" against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U.S. expatriates or persons treated as residents of more than one country, U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash, and partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding the Notes through any such entities.

       The discussion below is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions and administrative rulings and pronouncements, and existing and proposed Treasury Regulations, including regulations concerning the treatment of debt instruments issued with original issue discount ("OID"), all of which are subject to alternative construction or to change possibly with retroactive effect. Prospective investors are urged to consult with and rely solely upon their own tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposing of the Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

       Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation." Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

U.S. Holders

       The Notes will be treated as contingent payment debt instruments and accordingly will be treated as issued with OID. In general, the timing and character of income, gain or loss reported on a contingent payment debt instrument will substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, a U.S. Holder of a Note must include future contingent interest payments in income as that interest accrues based on the "comparable yield" of the Note and differences between projected and actual payments on the Note. Moreover, in general, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary interest income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

       In particular, solely for U.S. federal income tax purposes, the projected payment schedule for the Notes, as set forth in the following table, will consist of a projected payment (each, a "Projected Payment") on each Interest Payment Date and at Maturity.

       					Projected Payment Per $1,000
	Interest Payment Date		Principal Amount at Maturity

        August 4, 2007 				 $    25.56
        November 4, 2007 			 $    25.00
        February 4, 2008			 $    25.00
        May 4, 2008 				 $    25.00
        August 4, 2008 				 $    25.00
        November 4, 2008 			 $    25.00
        February 4, 2009			 $    25.00
        May 4, 2009 				 $    25.00
        August 4, 2009 				 $    24.20
        November 4, 2009 			 $    22.50
        February 4, 2010			 $    20.85
        May 4, 2010 				 $    19.15
        August 4, 2010 				 $    17.58
        November 4, 2010 			 $    16.16
        February 4, 2011			 $    14.88
        May 4, 2011 				 $    13.67
        August 4, 2011 				 $    12.46
        November 4, 2011 			 $    11.31
        February 4, 2012			 $    10.82
        May 4, 2012 				 $    10.82
        August 4, 2012 				 $    10.82
        November 4, 2012 			 $    10.82
        February 4, 2013			 $    10.82
        May 4, 2013 				 $    10.82
        August 4, 2013 				 $    10.82
        November 4, 2013 			 $    10.82
        February 4, 2014			 $    10.82
        May 4, 2014 				 $    10.82
        August 4, 2014 				 $    10.82
        November 4, 2014 			 $    10.82
        February 4, 2015			 $    10.82
        May 4, 2015 				 $    10.82
        August 4, 2015 				 $    10.82
        November 4, 2015 			 $    10.82
        February 4, 2016			 $    10.82
        May 4, 2016 				 $    10.82
        August 4, 2016 				 $    10.82
        November 4, 2016 			 $    10.82
        February 4, 2017			 $    10.82
        May 4, 2017 				 $    10.82
        August 4, 2017 				 $    10.82
        November 4, 2017 			 $    10.82
        February 4, 2018			 $    10.82
        May 4, 2018 				 $    10.82
        August 4, 2018 				 $    10.82
        November 4, 2018 			 $    10.82
        February 4, 2019			 $    10.82
        May 4, 2019 				 $    10.82
        August 4, 2019 				 $    10.82
        November 4, 2019 			 $    10.82
        February 4, 2020			 $    10.82
        May 4, 2020 				 $    10.82
        August 4, 2020 				 $    10.82
        November 4, 2020 			 $    10.82
        February 4, 2021			 $    10.82
        May 4, 2021 				 $    10.82
        August 4, 2021 				 $    10.82
        November 4, 2021 			 $    10.82
        February 4, 2022			 $    10.82
        May 4, 2022 				 $  1010.82

       This projected payment schedule represents an estimated yield (required to equal the "comparable yield") on the Notes equal to 6.00% per annum, compounded semiannually. During the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the interest on the Note that is deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in each daily accrual period will equal the product of this estimated yield (properly adjusted for the daily accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the daily accrual period. In general, for these purposes a Note's adjusted issue price will equal the Note's issue price, increased by the interest previously accrued on the Note and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment previously made on the Note. If the amount received on the Note on any Interest Payment Date or at Maturity exceeds the applicable Projected Payment, a U.S. Holder will generally be required to include any such excess in income as additional ordinary interest income on the applicable Interest Payment Date. Alternatively, if the amount received on the Note on any Interest Payment Date is less than the applicable Projected Payment, the difference will generally be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which such Interest Payment Date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will generally be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the difference that is not treated as an interest offset pursuant to the foregoing rules.

       Upon the sale or exchange of a Note prior to maturity, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal the U.S. Holder's initial investment in the Note increased by any interest previously accrued on the Note by the U.S. Holder, and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment previously made on the Note. Any taxable gain will be treated as ordinary interest income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note).

       The projected payment schedule (including each Projected Payment) has been determined solely for U.S. federal income tax purposes, and is neither a prediction nor a guarantee of what the actual payment on any Interest Payment Date will be, or that any such amount will even exceed zero. The following table sets forth the amount of interest that will be deemed to accrue with respect to each Note during each year over the term of the Notes based upon the projected payment schedule for the Notes.

       		       Interest per $1,000 Principal
	Year		    Amount at Maturity

        2007 		 	 $ 39.18
        2008			 $ 57.01
        2009			 $ 54.43
        2010			 $ 52.54
        2011			 $ 51.96
        2012 		 	 $ 52.32
        2013			 $ 52.86
        2014			 $ 53.45
        2015			 $ 54.07
        2016			 $ 54.72
        2017			 $ 55.42
        2018			 $ 56.16
        2019			 $ 56.94
        2020			 $ 57.77
        2021			 $ 58.65
        2022			 $ 20.44

Foreign Holders

       A Foreign Holder (as defined in the Prospectus Supplement) will not include in gross income for U.S. federal income tax purposes, any amounts with respect to the Notes until the Foreign Holder receives a payment on a Note at Maturity or with respect to a sale or exchange of the Notes. The amount of any such payment that exceeds the Foreign Holder's adjusted tax basis for the Notes will be treated as ordinary interest income and will not be subject to U.S. federal income or withholding tax if the Foreign Holder satisfies the requirements for payments of principal and interest (including OID) on a note set forth in the accompanying Prospectus Supplement under the first bullet point under the caption "United States Taxation -- Material United States Tax Considerations for Foreign Purchasers."

PLAN OF DISTRIBUTION
       Under the terms and subject to the conditions of a Terms Agreement dated as of April 18, 2007 between TMCC and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") (such agreement, the "Terms Agreement") under the Third Amended and Restated Distribution Agreement dated as of March 7, 2006 among TMCC and Merrill Lynch, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Toyota Financial Services Securities USA Corporation (such agreement, together with the Terms Agreement, the "Distribution Agreement"), Merrill Lynch, acting as principal, has agreed to purchase all of the Notes at 100% of the Principal Amount. Under the terms and subject to the conditions of the Distribution Agreement, Merrill Lynch is committed to take and pay for all of the Notes, if any are taken.

       Under the terms and subject to the conditions of the Distribution Agreement, Merrill Lynch has agreed to comply with the following selling restrictions: (i) it will comply with all applicable laws and regulations known by it, or that should have reasonably been known by it, in each jurisdiction in which it purchases, offers or sells the Notes or possesses or distributes the Prospectus or Prospectus Supplement, any applicable permitted free writing prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and TMCC shall have no responsibility therefor, and (ii) it will not offer, sell or deliver any of the Notes directly or indirectly, or distribute any such offering material in or from any jurisdiction except under circumstances which will result in compliance with applicable laws and regulations and which will not impose any obligation on TMCC.